Exhibit 99.50

INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Cresco Labs Inc. on Form 40-F of our report dated April 28, 2020, with respect to our audit of the consolidated financial statements of Cresco Labs Inc. and its subsidiaries as of December 31, 2019, and for the year ended December 31, 2019. Our report on the consolidated financial statements refers to a change in the method of accounting related to the adoption of IFRS 16, Leases, effective January 1, 2019.

Marcum LLP

Chicago, IL

January 12, 2021